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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          Date of Report: March 6, 2000



                                BAAN COMPANY N.V.


                            Baron van Nagellstraat 89
                                3770 AC Barneveld
                                 The Netherlands
                                       and
                          2191 Fox Mill Road, Suite 500
                                Herndon, VA 20171
                   (Addresses of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F  [X]          Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                      Yes  [ ]                No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                      82-  N.A.

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                                BAAN COMPANY N.V.
                                    FORM 6-K

     Baan Company N.V., a Netherlands corporation ("Baan Company"), issued a press release dated March 6, 2000 (the "Press Release") announcing that it has reached agreements with certain holders of Baan's 4.5% Convertible Subordinated Notes (currently due in December 2001) under which US$40.86 million of Notes are being exchanged for common shares in the Company. It also announced that it would provide all remaining bondholders the opportunity to convert their bonds on the same economic terms.

     The Company has reached agreements with a limited number of institutional investors pursuant to which Baan will issue an aggregate of 6,537,600 common shares to these investors in private placements in exchange for, and against a contribution in kind of, an aggregate of US$40.86 million principal amount of the Convertible Subordinated Notes plus the interest accrued on such Notes. The closings of these exchanges are expected to occur this week. Prior to these transactions, there had been US$190 million in Notes outstanding.

     Against each principal amount of US$1,000 of Notes (including accrued interest) surrendered to Baan, the investors will receive 160 common shares issued by Baan.

     Baan also announced that, pursuant to the terms of the Indenture relating to the Notes, it would provide all remaining bondholders the opportunity to convert their notes on the same economic terms during a 61-day special conversion period that is scheduled to commence by the end of March. The conversion price of the Notes shall be reduced to US$6.25 per common share. This reduced conversion price will entitle holders of the Notes to convert their Notes into common shares at the rate of 160 common shares per US$1,000 principal amount of Notes converted.

     The Press Release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein. The foregoing summary of the Press Release is qualified in its entirety by reference to the Press Release.

     Any statements contained in the Press Release that are not historical facts are forward-looking statements. In particular, statements using the words "will," "plans," "expects," "believes," "anticipates," or like terms are by their nature predictions based upon current plans, expectations, estimates, and assumptions. These statements are subject to a number of risks and uncertainties that could significantly affect outcomes, which may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such forward-looking statements. Specific risks applicable to such forward-looking statements include risks associated with the failure to conclude any proposed agreement and/or changing conditions in the marketplace. Other risks and uncertainties associated with the businesses of Baan Company may be reviewed in Baan Company's public filings on Form 6-K and Form 20-F. Those documents are publicly on file with the U.S. Securities and Exchange Commission.

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
EXHIBIT NO.                          DESCRIPTION
-----------    -------------------------------------------------------
   99.1        Press Release of Baan Company N.V. dated March 6, 2000.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      BAAN COMPANY N.V.



                                      By: /s/ Robert Goudie
                                         -------------------------------------
                                         Robert Goudie
                                         Senior Vice President, General Counsel
                                         and Secretary to the Board of Directors

Date: March 6, 2000

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                                  EXHIBIT INDEX

EXHIBIT NO.                          DESCRIPTION
-----------    -------------------------------------------------------
   99.1        Press Release of Baan Company N.V. dated March 6, 2000.